FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 for the month of
March 2003

Compugen Ltd.
(Translation of registrant's name in English)

72 Pinchas Rosen Street, Tel-Aviv 69512, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__	Form 40-F _____

On march 17, 2003, Compugen Ltd. (the “Registrant”) issued the press release, filed as Exhibit 1 to this Report on Form 6-K, which is hereby incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compugen Ltd. (Registrant) By: /s/ Mor Amitai —————————————— Name: Mor Amitai Title: President and CEO Date: April 3, 2003

Exhibit 1

Compugen Discovers Occurrence of Antisense RNA Transcription in the Human
Genome is Common Phenomenon
Findings being published in Nature Biotechnology

March 17, 2003

Santa Clara, California — March 17, 2003 — Compugen Ltd. (Nasdaq: CGEN) announced today, at the Molecular Medicine Marketplace conference, the discovery that the transcription of antisense RNAs from the human genome, a phenomenon usually regarded as very rare, is actually a fairly common occurrence. Until recently, only tens of genes were believed to have an antisense partner, but Compugen’s scientists to date have identified at least 1600 sense/antisense pairs, or 3200 genes, demonstrating that this phenomenon is far more widespread than previously believed. These antisense RNAs are thought to have a regulatory role in the expression of certain genes and may be amenable to therapeutic interventions. The discovery is being published in Nature Biotechnology (Yelin et al., electronic publication ahead of print: http://dx.doi.org/; DOI: 10.1038/Nbt808).

“Our knowledge of natural human antisense transcription sets the stage for new understandings of gene regulation, including double-stranded RNA mediated gene-silencing pathways such as RNAi. This information on antisense transcription will also provide significant advantages in the design and analysis of functional genomic experiments, as well as for target discovery, protein pathways and antisense drug design, and we have begun seeking collaborators for these applications. We are in the process of incorporating this information into our genomic analysis offering,” stated Kinneret Savitsky, Ph.D., Vice President of Experimental Biology at Compugen Ltd. “This discovery, similar to our early understanding of alternative splicing as a phenomenon far more common and important than originally thought, is another demonstration of the power of Compugen’s predictive biology approach enabling important understandings and discoveries that would be otherwise extremely difficult to achieve,” Dr. Savitsky added.

In the paper being published in Nature Biotechnology, Compugen’s scientists report using their LEADS platform and an “Antisensor” algorithm, designed specifically for detecting genes on opposite DNA strands, to identify 2667 genomic loci with evidence of transcriptional units on both strands from the 40,000 genes identified in the August 2001 draft human genome sequence and the human expressed sequences (82,289 mRNAs and 3,733,145 ESTs). Experimental validation by oligonucleotide-based gene expression analysis of 264 of these pairs demonstrated that more than 60% were true cases of overlapping antisense transcription. Extrapolating these results to the 2667 Compugen identified genomic loci provides a figure of approximately 1600 sense/antisense pairs. Finally, 10 of these pairs were further analyzed using northern blot analysis with strand-specific riboprobes. In each case the presence of transcripts with complementary sequences was confirmed. The experimental work was carried out in Compugen’s laboratories in Tel Aviv, Israel, and the design of the “Antisensor” was conducted at Compugen’s facilities in Jamesburg, New Jersey.

Compugen’s LEADS computational biology platform is used to create a comprehensive view of predicted genes, mRNA transcripts, splice variants, proteins and detailed functional annotation. LEADS accurately models complex biological phenomena, such as sense/antisense pairing and alternative splicing, and forms a comprehensive research infrastructure facilitating the development of drugs and biological products. Using the LEADS platform, Compugen has identified thousands of novel genes and alternatively spliced variants. The platform provides Compugen and its customers with solutions for biological challenges with the goal of accelerating the development of therapeutic and diagnostic products.

About Compugen
Compugen (NASDAQ: CGEN) is a leader in incorporating ideas and methods from mathematics, computer science and physics into the disciplines of biology, organic chemistry and medicine with the objective of significantly increasing the probability of success of drug and diagnostic development. This unique capability is a proven basis for both in-house discovery of potential therapeutic and diagnostic products, and the development of high value platforms, tools and services. Compugen has established collaborations with leading biotechnology and pharmaceutical companies such as Abbott Laboratories, Gene Logic, Millennium Pharmaceuticals, Novartis, Pfizer and Sigma-Genosys. For additional information, please visit Compugen’s Website at www.cgen.com.

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words like “may,” “expects,” “believes,” and “intends,” and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.
Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; the ability to implement technological improvements; the ability of Compugen to obtain and retain customers. These and other factors are identified and more fully explained under the heading “Risk Factors” in Compugen’s annual reports filed with the Securities and Exchange Commission.

NOTES FOR EDITORS

What is Antisense RNA?

Nucleic acids such as genomic DNA are composed of long strings of the bases Adenine, Cytosine, Guanine and Thymine (A, C, G and T) held together by a backbone in a double strand formation in which Adenine is always paired with Thymine and Cytosine with Guanine. RNA is similarly composed, except that the Thymine base is replaced by Uracil (U). The precise sequence of A’s, C’s, G’s and T’s in a gene represents a particular protein. To express this protein, the gene sequence is first “transcribed” into messenger RNA (mRNA), which carries the information to the protein building apparatus of the cell (the ribosome) where it will be decoded and ‘translated’ into the protein.

Messenger RNA (mRNA) is single-stranded. Its sequence of nucleotides is called “sense” because it results in a gene product (protein). Normally, its unpaired nucleotides are “read” by the ribosome to translate the message. However, RNA can form duplexes just as DNA does. A duplex is formed by the binding of a second strand of RNA whose sequence of bases is complementary to the first strand; e.g.,

5'  C A U G  3'    mRNA
3'  G U A C  5'   Antisense RNA

The second strand is called the antisense strand because its sequence of nucleotides is the reverse complement of message sense. When mRNA forms a duplex with a complementary antisense RNA sequence, one of the consequences is the blocking of translation. This may occur because either the ribosome cannot gain access to the nucleotides in the mRNA or duplex RNA is quickly degraded by enzymes in the cell. The antisense phenomenon is being studied to develop possible therapeutics for a number of diseases.

Antisense RNA may occur naturally in the cell. Expression of certain genes results in antisense RNA molecules capable of blocking the translation of other genes. In order to capture the power of antisense as a general method for regulating gene expression, a substantial amount of effort has been devoted to the creation of synthetic antisense molecules. These molecules have been widely used to knockdown gene expression, creating several anti-viral and cancer therapy drugs currently on the market and in clinical trials. With the discovery by Compugen of the common occurrence of natural human sense/antisense transcription, a new potential pathway for the development of therapeutics has been uncovered.